Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2007
	($ in millions)
Earnings:
Income before income taxes	$845.0
Add:
Interest expense	213.0
Amortization of debt expense	7.9
Interest component of rent expense	41.3
Earnings	$1,107.2
Fixed charges:
Interest expense	213.0
Amortization of debt expense	7.9
Interest component of rent expense	41.3
Fixed charges	$262.2
Ratio of earnings to fixed charges	4.2	x